UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
KevaHealth, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 28, 2020

Physical address of issuer
251 Little Falls Dr., Wilmington, DE 19808

Website of issuer
https://www.kevahealth.com/

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$179,633.00	$35,225.00
Cash & Cash Equivalents	$24,967.00	$28,745.00
Accounts Receivable	$6,415.00	$6,480.00
Short-term Debt	$183,854.00	$181,576.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$7,272.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$54,058.00	-$57,408.00


April 30, 2024

FORM C-AR

KevaHealth, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by KevaHealth, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.kevahealth.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

4

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

KevaHealth, Inc. (the "Company") is a Delaware Corporation, formed on July 28, 2020.

The Company is located at 251 Little Falls Dr., Wilmington, DE 19808.

The Company's website is https://www.kevahealth.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We provide a Saas platform for remote monitoring of patients with respiratory illnesses at their home. Our suite of digital health products includes a patient app, physician platform, devices and nursing services. By continuous monitoring of patients, we can avoid unnecessary ER visits and reduce costs. Pulmonologists and Allergists use our product and provide it to their patients.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C.

The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.
The Company may be acquired; however, that may never happen, or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties.
As we add new features/device integrations, they come with risks of failure.

Minority Holder; Securities with Voting Rights.
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in

management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected.
 \Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early-stage company and have not yet generated any profits.
KevaHealth Inc. was formed on July 28th, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KevaHealth has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history.
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that KevaHealths platform or service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people   so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable.
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or

copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyberattacks.
As an internet-based business, we may be vulnerable to hackers who may access the data of our patients and companies that utilize our platform. Further, any significant disruption in service on or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Any disruptions of services or cyber-attacks either on our technology provider or on AWS could harm our reputation and materially negatively impact our financial condition and business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We provide a Saas platform for remote monitoring of patients with respiratory illnesses at their home. Our suite of digital health products include a patient app, physician platform, devices and nursing services. By continuous monitoring of patients, we can avoid unnecessary ER visits and reduce costs. Pulmonologists and Allergists use our product and provide it to their patients.

Business Plan

_____

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Saas platform	Remote monitoring of patients with respiratory illnesses	Pulmonologists and Allergists

Pulmonologists and Allergists use our product and provide it to their patients.

Competition

The Company's primary competitors are Vitalflo, Patientmpower, Zephyrx.

Supply Chain and Customer Base

The Company's primary customer base are Pulmonary and Allergy clinics and Hospitals.

Intellectual Property

The Company is dependent on the following intellectual property:

The IP of the company is owned by the company. A patent was originally filed in the name of the founders but there has since been an assignment agreement assigning the patent to KevaHealth Inc.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 251 Little Falls Dr., Wilmington, DE 19808

The Company has the following additional addresses: None.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jyotsna Mehta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: CEO, Director &Founder Dates of Service: July 2020 - Present Responsibilities: Creating, communicating, and implementing the organization's vision, mission, and overall direction. Leading the development and implementation of the overall organization's strategy. Currently does not take a salary. Received 5,000,000 in options in 2020.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Kevahealth: May 2020- Present as CEO and Founder, Jyotsna is responsible for running all aspects of the company including Business Development, Commercial, Marketing, Clinical Operations and Product development. She works on the proprietary platform that is integrating innovative remote monitoring functionality with evidence based self-monitoring programs for patients with chronic respiratory diseases to improve outcomes and reduce cost. Employer: University of Rhode Island Title: Adjunct Assistant Professor, Department of Pharmacy Practice Dates of Service: June 2016 - Present Responsibilities: Adjunct Assistant Professor in the department of Pharmacy Practice at the University of Rhode Island. Other business experience in the past three years: Employer: John Hopkins University Title: Advisory Committee Member of Johns Hopkins University Dates of Service: August, 2018 - Present Responsibilities: Member of the Scientific Advisory Council, EBTC, John Hopkins University The Evidence-based Toxicology Collaboration at Johns Hopkins Bloomberg School of Public Health EBTC) is an international collaboration of science, regulatory and industry leaders, united in their vision to improve public health outcomes and reduce human impact on the environment by bringing evidence-based approaches to the safety sciences. Employer: Sciformix- A Covance Company Title: Principal Consultant Dates of Service: October, 2017 - September, 2020 Responsibilities: Sciformix, a Covance Company is a leading scientific knowledge-based organization that provides process, technology and consulting services to the life sciences industry. Primary duties included leading and supporting business development activities for pharmacovigilance for US clients. Provide consulting and support business development for HEOR function. Title: Senior Director, Head of HEOR Dates of Service: May, 2019 - April, 2020 Responsibilities: Build and develop the HEOR function for Karyopharm portfolio; Lead and execute HEOR publication strategy and evidence-generation strategy to support clinical and economic value of products before and after launch; Develop and implement Clinical Outcomes Assessment (COA) measurement strategies and plans in support of product labeling, patient access and product differentiation; Develop and validate COA endpoints for integration ni clinical studies; analyze and communicate data from clinical trials. Produce COA evidence dossiers for regulatory submissions (e.g. FDA, EMA); Work closely with development, data science, biostatistics, medical affairs, clinical operations, commercial, and market access teams to develop strategies specific to customers and stakeholders in US and Israel; Lead implementation of ePROs for portfolio including training to internal teams; Evaluate relevant health technology assessment (HTA) decisions and apply key learnings to pipeline and marketed products. Develop submissions to various HTA agencies to secure reimbursement; Hire and grow department and manage budget for function; Lead and assist with U.S./EU regulatory and payer/HTA submissions and interactions; Support development and revision of AMCP payer dossiers; Provide epidemiology subject matter expertise including input into orphan drug applications; Present health outcomes research findings at scientific congresses and participate in the development and writing of manuscripts for publication in peer-reviewed journals; Manage relationships with external consultants to ensure timely completion of high quality projects aligned to strategic objectives; Develop relationships with external Key Opinion Leaders and present at external conferences and symposiums on HEOR methodology and methods.

Education

Name

Shail Mehta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: CTO, Director &Co-Founder Dates of Service: 2020 - Present Responsibilities: Establish policies, standards, practices, and security measures to assure effective and consistent information and operations. Create a technology vision for the company to stay ahead of competitors. Currently does not take a salary. Received 3,000,000 in options in 2020. Shail works an average of 10 hours per week for KevaHealth Inc.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: UKG Inc. Title: VP, Engineering Dates of Service: April 2015 - Present Responsibilities: Responsible for leading a global engineering organization to deliver a high-quality and highly performant solution.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jyotsna Mehta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: CEO, Director &Founder Dates of Service: 2020 - Present Responsibilities: Creating, communicating, and implementing the organization's vision, mission, and overall direction. Leading the development and implementation of the overall organization's strategy. Currently does not take a salary. Received 5,000,000 in options in 2020.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Kevahealth: May 2020- Present as CEO and Founder, Jyotsna is responsible for running all aspects of the company including Business Development, Commercial, Marketing, Clinical Operations and Product development. She works on the proprietary platform that is integrating innovative remote monitoring functionality with evidence based self-monitoring programs for patients with chronic respiratory diseases to improve outcomes and reduce cost. Employer: University of Rhode Island Title: Adjunct Assistant Professor, Department of Pharmacy Practice Dates of Service: June 2016 - Present Responsibilities: Adjunct Assistant Professor in the department of Pharmacy Practice at the University of Rhode Island. Other business experience in the past three years: Employer: John Hopkins University Title: Advisory Committee Member of Johns Hopkins University Dates of Service: August, 2018 - Present Responsibilities: Member of the Scientific Advisory Council, EBTC, John Hopkins University The Evidence-based Toxicology Collaboration at Johns Hopkins Bloomberg School of Public Health EBTC) is an international collaboration of science, regulatory and industry leaders, united in their vision to improve public health outcomes and reduce human impact on the environment by bringing evidence-based approaches to the safety sciences. Employer: Sciformix- A Covance Company Title: Principal Consultant Dates of Service: October 2017 - September 2020 Responsibilities: Sciformix, a Covance Company is a leading scientific knowledge-based organization that provides process, technology and consulting services to the life sciences industry. Primary duties included leading and supporting business development activities for pharmacovigilance for US clients. Provide consulting and support business development for HEOR function. Title: Senior Director, Head of HEOR Dates of Service: May, 2019 - April, 2020 Responsibilities: Build and develop the HEOR function for Karyopharm portfolio; Lead and execute HEOR publication strategy and evidence-generation strategy to support clinical and economic value of products before and after launch; Develop and implement Clinical Outcomes Assessment (COA) measurement strategies and plans in support of product labeling, patient access and product differentiation; Develop and validate COA endpoints for integration ni clinical studies; analyze and communicate data from clinical trials. Produce COA evidence dossiers for regulatory submissions (e.g. FDA, EMA); Work closely with development, data science, biostatistics, medical affairs, clinical operations, commercial, and market access teams to develop strategies specific to customers and stakeholders in US and Israel; Lead implementation of ePROs for portfolio including training to internal teams; Evaluate relevant health technology assessment (HTA) decisions and apply key learnings to pipeline and marketed products. Develop submissions to various HTA agencies to secure reimbursement; Hire and grow department and manage budget for function; Lead and assist with U.S./EU regulatory and payer/HTA submissions and interactions; Support development and revision of AMCP payer dossiers; Provide epidemiology subject matter expertise including input into orphan drug applications; Present health outcomes research findings at scientific congresses and participate in the development and writing of manuscripts for publication in peer-reviewed journals; Manage relationships with external consultants to ensure timely completion of high quality projects aligned to strategic objectives; Develop relationships with external Key Opinion Leaders and present at external conferences and symposiums on HEOR methodology and methods.

Education

Name

Shail Mehta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: CTO, Director &Co-Founder Dates of Service: July 2020 - Present Responsibilities: Establish policies, standards, practices, and security measures to assure effective and consistent information and operations. Create a technology vision for the company to stay ahead of competitors. Currently does not take a salary. Received 3,000,000 in options in 2020. Shail works an average of 10 hours per week for KevaHealth Inc.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: UKG Inc. Title: VP, Engineering Dates of Service: April 2015 - Present Responsibilities: Responsible for leading a global engineering organization to deliver a high-quality and highly performant solution.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,200,000
Voting Rights	1 vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	Owners of Company
Amount outstanding	$170,563 .00
Interest rate and payment schedule	0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Through 2023 , the owners of the Company advanced the Company $170,563. There is no interest associated with this advancement and the amount is due on demand. The balance was $170,563 as of December 31st, 2023 .

The total amount of outstanding debt of the company is $128,563.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	8,200,000	$0.00	Negligible, Founder's Shares	July 28, 2020	Section 4(a)(2)
Common Stock	21,511	$23,714.76	The funds were used for product development, sales and marketing efforts to generate brand awareness and leads as expected.	March 7, 2023	Regulation CF

Ownership

A majority of the Company is owned by Jyotsna Mehta.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jyotsna Mehta	61.0%
Shail Mehta	36.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

We are continuing to use a combination of funds raised from crowdfunding, owners' investment and grants to operate the business. While we added clients and revenue is increasing, adding patients in existing practices is slower than expected.

We continue to manage a lean operation overall. We continue focusing on generating leads while managing existing clinical operations.

Liquidity and Capital Resources

On July 28, 2020, the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

On March 7, 2023, the Company conducted an offering pursuant to Regulation CF and raised $23,714.76.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Jyotsna Mehta
Relationship to the Company	20%+ Owner
Total amount of money involved	$170,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Bootstrap funding. No interest.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jyotsna Mehta
(Signature)

Jyotsna Mehta
(Name)

CEO, Director &Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jyotsna Mehta
(Signature)

Jyotsna Mehta
(Name)

CEO, Director &Founder
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements